UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3

     Schedule 13E-3, Rule 13e-3 Transaction Statement Pursuant to Section 13(e) of the Securities Exchange Act of 1934 and Rule 13e-3 thereunder.

RULE 13e-3 TRANSACTION STATEMENT
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

Amendment No. 2

TELEFÓNICA DEL PERÚ S.A.A.
(Name of the Issuer)

TELEFÓNICA DEL PERÚ S.A.A.
(Name of Person(s) Filing Statement)

Class B shares, nominal value S/.1.00 each
(Title of Class of Securities)

879384105
(CUSIP Number of Class of Securities)

Antonio Villa Mardon	Copy to:
Chief Financial Officer	Andrés V. Gil
Telefónica del Perú S.A.A.	Davis Polk & Wardwell
Avenida Arequipa 1155	450 Lexington Avenue
Santa Beatriz, Lima, Peru	New York, NY 10017
(511) 210-1294	(212) 450-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

☐	a.	The filing of solicitation materials or an information statement subject to Regulation 14A [§ § 240.14a-1 to 240.14b-2], Regulation 14C [§ § 240.14c-1 to 240.14c-101] or Rule 13e-3(c) [§240.13e-3(c)] under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☒	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee
U.S.$5,600,000	U.S.$709.52

*The transaction valuation was determined by multiplying S/.1.25 a share, the proposed per share purchase price for the class B shares that will be purchased, by 1,554,487 ADSs outstanding as of April 13, 2004, multiplied by 10, the number of class B shares per ADS, divided by S/.3.47, the exchange rate between nuevos soles and U.S. dollars as of April 21, 2004.

☒  Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $709.52	Filing Party: Telefónica del Perú S.A.A.
Form or Registration No.: Schedule 13E-3, File No. 5-50773	Date Filed:April 29, 2004

SCHEDULE 13E-3/A

This amendment No. 1 to Schedule 13E-3 amends the Rule 13e-3 Transaction Statement (the “Statement”) previously filed by Telefónica del Perú S.A.A. (referred to herein as “TdP” or “Company” or “subject company” or “filing person”) on April 29, 2004 with the Securities and Exchange Commission (the “Commission”).

Item 1. Summary Term Sheet.

      The information set forth in the Transaction Statement in the section titled “Summary Term Sheet” is incorporated by reference.

Item 2. Subject Company Information.

     (a-f) The information set forth in the Transaction Statement in the section titled “The Transaction — Subject Company Information” is incorporated by reference.

Item 3. Identity and Background of Filing Person.

     (a-c) The information set forth in the Transaction Statement in the section titled “The Transaction — Identity and Background of Filing Person” is incorporated by reference.

Item 4. Terms of the Transaction.

     (a, c-e) The information set forth in the Transaction Statement in the section titled “The Transaction — Terms of the Transaction” is incorporated by reference.

(f) Not applicable

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

     (a-c, e) The information set forth in the Transaction Statement in the section titled “The Transaction — Past Contacts, Transactions, Negotiations and Agreements” is incorporated by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

     (b, c1-8) The information set forth in the Transaction Statement in the section titled “The Transaction — Purposes of the Transaction and Plans or Proposals” is incorporated by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

     (a-d) The information set forth in the Transaction Statement in the section titled “Special Factors — Purposes, Alternatives, Reasons and Effects in a Going-Private Transaction” is incorporated by reference.

Item 8. Fairness of the Transaction.

     (a-f) The information set forth in the Transaction Statement in the section titled “Special Factors — Fairness of the Going-Private Transaction” is incorporated by reference.

Item 9. Reports, Opinions, Appraisals and Negotiations.

     (a-c) The information set forth in the Transaction Statement in the section titled “Special Factors — Reports, Opinions, Appraisals and Negotiations” is incorporated by reference.

Item 10. Source and Amounts of Funds or Other Consideration.

     (a-d) The information set forth in the Transaction Statement in the section titled “The Transaction — Source and Amount of Funds or Other Consideration” is incorporated by reference.

Item 11. Interest in Securities of the Subject Company.

     (a-b) The information set forth in the Transaction Statement in the section titled “The Transaction — Interest in Securities of the Subject Company” is incorporated by reference.

Item 12. The Solicitation or Recommendation.

     (d-e) The information set forth in the Transaction Statement in the section titled “The Transaction — The Solicitation or Recommendation” is incorporated by reference.

Item 13. Financial Statements.

     (a) The financial statements for the years ended December 31, 2003 and 2002 included on page F-1 of the Transaction Statement filed on April 29, 2004 is incorporated by reference. The Annual Report on Form 20-F for the fiscal year ended December 31, 2002 is incorporated by reference.

      (b) Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

     (a-b) The information set forth in the Transaction Statement in the section titled “The Transaction — Persons/Assets, Retained, Employed, Compensated or Used” is incorporated by reference.

Item 15. Additional Information

     The information set forth in the Transaction Statement in the sections titled “The Transaction — Acceptance for Payment; Procedure for Accepting this Offer”, “The Transaction — Certain Tax and Accounting Considerations”, “The Transaction — Amendment; Certain Conditions of this Transaction”, “The Transaction — Certain Legal Matters; Regulatory Approvals” and “The Transaction — Miscellaneous” are incorporated by reference.

Item 16. Exhibits

(a)(3)	Transaction Statement dated June 17, 2004*
(b)	Not applicable
(c)(1)	Fairness opinion of Banco de Crédito del Perú**
(c)(2)	Fairness opinion of Banco Continental**
(d-g)	Not applicable

*Filed herewith.
**Previously filed.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/Antonio Villa Mardon

Name: Antonio Villa Mardon
Title: Chief Financial Officer

June 17, 2004

(Date)